May 22, 2009
BY EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:    Larry Spirgel, Assistant Director

RE:	Lamar Advertising Company Lamar Media Corp. Form 10-K for the year ended December 31, 2008 Filed February 26, 2009 File No. 0-30242 & 1-12407
Ladies and Gentlemen:
On behalf of Lamar Advertising Company and Lamar Media Corp. (“Lamar” or the “Company”), please find below responses to the comments provided to Lamar by the staff of the Commission (the “Staff”) in a letter dated May 12, 2009 (the “Letter”) relating to Lamar’s Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.
Form 10-K for the year ended December 31, 2008
Critical Accounting Estimates
Goodwill, page 28
1.	We note that goodwill accounted for 34% of total assets as of December 31, 2008. We note that revenues and operating income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

United States Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
May 22, 2009

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•	Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition. we believe your disclosure should address your estimates of future cash flows, as follows:
o	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

o	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

o	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, yon should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.
•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.
RESPONSE:
We acknowledge the Staff’s comment regarding additional disclosures relating to goodwill and the underlying assumptions and estimates used in our goodwill impairment testing. We have referred to section 501.14 of the Financial Reporting and Codification and Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We propose to include the following enhanced disclosure in Management’s Disclosure and Analysis of Financial Condition and Results of Operations in future Form 10-K and other filings, including the Registration Statement on Form S-4 that Lamar Media Corp. is required to file covering an offer to exchange senior notes issued

United States Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
May 22, 2009

in a private placement on March 27, 2009 for a new issue of identical exchange notes registered under the Securities Act of 1933, to the extent then still accurate and applicable.
Goodwill Impairment. The Company has a significant amount of goodwill on its balance sheet and must perform an impairment test of goodwill annually or on a more frequent basis if events and circumstances indicate that the asset might be impaired. The first step of the impairment test requires management to determine the implied fair value of its reporting units and compare it to its book value (including goodwill). To the extent the book value of a reporting unit exceeds the fair value of the reporting unit, the Company would be required to perform the second step of the impairment test, as this is an indicator that the reporting unit may be impaired. Impairment testing involves various estimates and assumptions, which could vary, and an analysis of relevant market data and market capitalization.
We have identified two reporting units (Logo operations and Billboard operations) in accordance with SFAS 142. No changes have been made to our reporting units from the prior period. The reporting units and their carrying amounts of goodwill as of December 31, 2008 and 2007 are as follows:

	Carrying Value of Goodwill
	(in thousands)
	December 31, 2008	December 31, 2007
Billboard operations	1,415,435	1,375,279
Logo operations	961	961
We believe there are numerous facts and circumstances that need to be considered when estimating the reasonableness of the reporting unit’s estimated fair value, especially in this period of unprecedented economic uncertainty. In conducting our impairment test, we assessed the reasonableness of the reporting unit’s estimated fair value based on both market capitalization and discounted future cash flows. The discounted cash flow analysis incorporated various growth rate assumptions and discounting based on a present value factor.
Consideration of market capitalization
The Company first considered its market capitalization as of its annual impairment testing date of December 31. The market capitalization of its Class A common stock as of December 31, 2008 was $1.2 billion compared to stockholders’ equity of $860.3 million as of that date, resulting in an excess of approximately $340.2 million. The Company considers market capitalization over book value a strong indicator that no impairment of goodwill exists as of the measurement date of December 31, 2008. The following table presents the market capitalization and aggregate book value of the reporting units as of December 31, 2008:

United States Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
May 22, 2009

	(in thousands)
	Equity Book	Market
Aggregate Values	Value	Capitalization (1)
12/31/2008	860,251	1,200,541

(1)	Market capitalization was calculated using a 10-day average of the closing prices of the Class A common stock beginning 5 trading days prior to the measurement date.
Calculations of Fair Value using Discounted Cash Flow Analysis
We also estimate fair value using a discounted cash flow analysis that compares the estimated future cash flows of each reporting unit to the book value of the reporting unit.
The discount rate and projected revenue and EBITDA (earnings before interest, tax, depreciation and amortization) growth rates are significant assumptions utilized in our calculation of the present value of cash flows used to estimate fair value of the reporting units. These assumptions could be adversely impacted by certain risks including deterioration in industry and economic conditions.
Our discount rate assumption is based on our cost of capital, which we determine annually based on our estimated costs of debt and equity relative to our capital structure. As of December 31, 2008 our weighted average cost of capital (WACC) was approximately 10%, which is slightly higher than our historical rate due to increased market risk given the current economic conditions. Based on our analysis, our WACC must exceed 11.4% before the second step of the impairment test would be required.
We develop our revenue and EBITDA growth rates during our annual budget process, which we complete in December of each fiscal year. We consider our historical performance and current market trends in the markets in which we operate. The following table describes the growth rates used in our analysis, which indicated no impairment charge was required, compared to our recent historical rates achieved:
Compound Annual Growth
Rates (CAGR)

	Revenue		EBITDA
		5 year		5 year
		projected		projected
	Historical*	rate	Historical*	rate
Billboard operations	7.9%	2.5%	6.9%	3.5%

Logo operations	4.5%	3.0%	2.0%	1.5%

*	Calculated based on the Company’s historical results from 2004 to 2008.

United States Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
May 22, 2009

Our December 31, 2008 discounted cash flow analysis does not indicate the need for step two of the impairment test unless the Compound Annual Growth Rate (CAGR), calculated using projections over the next 5 years, for revenue declines to less than -1.5% for our billboard operations and less than -12.5% for our logo operations, and the CAGR for EBITDA declines to less than -0.6% for our billboard operations and less than -14.2% for our logo operations. Assumptions used in our impairment test, such as forecasted growth rates and our cost of capital, are based on the best available market information and are consistent with our internal forecast and operating plans. In addition, our forecasts were based on the current economic recession continuing through the fist two quarters of 2010. A prolonged recession or changes in our forecasts could change our conclusion regarding an impairment of goodwill and potentially result in a non-cash impairment loss in a future period. In addition, these assumptions could be adversely impacted by certain risks discussed in “Risk Factors” in Item 1A of this report. For additional information about goodwill, see Note 3 to the Consolidated Financial Statements. The following table presents the aggregate fair value of our reporting units and aggregate book value of the reporting units as of December 31, 2008:

	(in thousands)
	Equity Book	Fair
Aggregate Values	Value	Value (1)
12/31/2008	860,251	1,940,030

(1)	Fair Value is calculated using the discounted cash flow analysis described above.
Based upon the Company’s annual review as of December 31, 2008, using both the market capitalization approach and discounted cash flow analysis, there was no indication of a potential impairment and, therefore, the second step of the impairment test was not required and no impairment charge was necessary.
In response to the Staff’s request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
May 22, 2009

If you require additional information, please telephone the undersigned at (225) 237-1008.

Very truly yours,
/s/ Keith A. Istre

Keith A. Istre Chief Financial Officer

cc: Kevin P. Reilly, Jr.
Lamar Advertising Company
Stacie Aarestad
Edwards Angell Palmer & Dodge LLP
Jeanne Herry
KPMG LLP